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                             [JONES DAY LETTERHEAD]


                                   May 9, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings
           Assistant Director


                           Re:      Federated Department Stores, Inc.
                                    Registration Statement on Form S-4
                                    Filed March 30, 2005
                                    File No. 333-123667


Ladies and Gentlemen:

         We are submitting this letter on behalf of our client Federated Department Stores, Inc. ("Federated"), in response to comments made by the staff of the Securities and Exchange Commission (the "Commission") in its correspondence dated April 29, 2005 (the "Comment Letter"), to Federated with respect to the registration statement on Form S-4 No. 333-123667 filed by Federated with the Commission on March 30, 2005 (the "Form S-4"). Today, in response to the Comment Letter, Federated is filing with the Commission Amendment No. 1 to the Form S-4 ("Amendment No. 1"). We are sending under separate cover a copy of this response letter, four courtesy copies of Amendment No. 1, and four copies of Amendment No. 1 marked to show changes to the Form S-4. In addition to the responses to the staff's comments, Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained in the joint proxy statement/prospectus included as part of the Form S-4.

         Below are responses to each comment in the Comment Letter. For the convenience of the staff, each of your questions is repeated before the response. Additionally, for the convenience of the staff, the page numbers in the responses refer to pages of the marked (rather than the clean) version of Amendment No. 1.


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Securities and Exchange Commission
May 9, 2005
Page 2


JOINT PROSPECTUS COVER PAGE / LETTER TO STOCKHOLDERS

         1. PLEASE LIMIT THE DISCLOSURE HERE TO A VERY BRIEF STATEMENT, NO LONGER THAN ONE PAGE, OF THE PURPOSE OF THE MEETINGS AND OTHER MATERIAL INFORMATION KEY TO THE STOCKHOLDERS' DECISION. MOVE ANY INFORMATION THAT IS NOT REQUIRED BY ITEM 501 AND IS NOT KEY TO AN INVESTMENT DECISION TO ANOTHER PART OF THE PROSPECTUS. FOR EXAMPLE, WE NOTE THAT THE DISCUSSION OF THE MECHANICS OF THE MERGER BY WHICH MAY WILL BE MERGED WITH A WHOLLY OWNED SUBSIDIARY IS NOT KEY TO AN INVESTMENT DECISION.

         The joint prospectus cover page/letter to stockholders has been revised in response to the staff's comment.

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY

         2. YOU CURRENTLY REPEAT INFORMATION IN YOUR QUESTIONS AND ANSWERS AND SUMMARY. THE QUESTIONS AND ANSWERS SHOULD NOT REPEAT ANY INFORMATION THAT APPEARS IN THE SUMMARY, AND VICE VERSA. FOR PURPOSES OF ELIMINATING REDUNDANCIES AND GROUPING LIKE INFORMATION TOGETHER, VIEW YOUR QUESTIONS AND ANSWERS AND SUMMARY AS ONE SECTION. IN PARTICULAR, WE SUGGEST THAT YOU REVISE SO THAT YOU DISCUSS ONLY THE PROCEDURAL ASPECTS OF THE MERGER IN THE QUESTIONS AND ANSWERS AND THEREBY REDUCE THE LENGTH OF THE QUESTIONS AND ANSWERS. PLACE SUBSTANTIVE DISCLOSURE IN THE SUMMARY. FURTHER, FOCUS YOUR QUESTIONS ON THOSE THAT LEND THEMSELVES TO BRIEF, FACTUAL, AND/OR YES OR NO ANSWERS. PLEASE REVISE ACCORDINGLY. WE MAY HAVE ADDITIONAL COMMENTS BASED UPON YOUR REVISIONS.

         The Questions and Answers and Summary sections in Amendment No. 1 have been revised in response to the staff's comment. Federated supplementally advises the staff that the length of the Questions and Answers section is due, in part, to the need to address, in addition to the merger, the annual meeting proposals of each of Federated and The May Department Stores Company ("May").

         3. IN THE THIRD QUESTION ON PAGE 1, EXPAND YOUR DISCLOSURE TO DISCLOSE THE AMOUNT OF THE PREMIUM THAT THE MERGER WILL PROVIDE TO MAY STOCKHOLDERS. IN THIS REGARD, IT APPEARS THAT YOU SHOULD INCLUDE THE PREMIUM RELATIVE TO THE PRICE AS OF THE DATE IMMEDIATELY PRIOR TO ANNOUNCEMENT OF THE MERGER AND NOT ONLY THE PREMIUM AS OF JANUARY 14, 2005, AS SET FORTH IN MAY'S REASONS FOR RECOMMENDING THE MERGER. ALSO, PLEASE EXPLAIN HOW THE MERGER "IS CAPABLE OF CREATING MORE STOCKHOLDER VALUE THAN EITHER MAY OR FEDERATED COULD ON ITS OWN."


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Securities and Exchange Commission
May 9, 2005
Page 3


         The disclosure has been revised and moved from the Questions and Answers section to the Summary section on pages 6 and 7 of Amendment No. 1 in response to Comments 2 and 3.

         4. IN THE DISCUSSION OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER, YOU STATE THAT "IN CERTAIN CIRCUMSTANCES" FEDERATED MAY PAY MORE CONSIDERATION IN COMMON STOCK TO MAINTAIN THE NON-TAXABLE STATUS OR MAY ELECT TO INCREASE THE CASH CONSIDERATION. PLEASE CLARIFY THROUGHOUT THE DOCUMENT WHETHER THERE ARE CIRCUMSTANCES OTHER THAN THE TOTAL VALUE OF THE FEDERATED COMMON STOCK FALLING BELOW 40% THAT WOULD TRIGGER A CHANGE IN PAYMENT TERMS. ALSO, DISCLOSE HOW FEDERATED WOULD NOTIFY STOCKHOLDERS OF ANY CHANGE IN THE CONSIDERATION TO BE RECEIVED.

         Federated supplementally advises the staff that there are no circumstances other than the total value of Federated common stock falling below 40% that would trigger a change in payment terms. The disclosure throughout Amendment No. 1 has been revised to delete "in certain circumstances" in response to the staff's comment. See, for example, pages 7 and 8 of Amendment No. 1.

INTERESTS OF MAY DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

         5. RATHER THAN MERELY REFERENCING THAT CERTAIN CONFLICTS OF INTEREST EXIST, SUMMARIZE THE EXTENT TO WHICH INSIDERS ARE BENEFITING AS A RESULT OF THE MERGER, AND QUANTIFY IN DOLLAR TERMS THE AGGREGATE AMOUNT OF COMPENSATORY PAYMENTS AND ALL OTHER BENEFITS THAT ALL EXECUTIVE OFFICERS AND DIRECTORS WILL RECEIVE AS A RESULT OF THE TRANSACTION. ALSO, PLEASE CLARIFY THAT CERTAIN MEMBERS OF MANAGEMENT AND THE BOARD OF DIRECTORS HAVE INTERESTS THAT "WILL" PRESENT THEM WITH ACTUAL OR POTENTIAL CONFLICTS OF INTEREST.

         The disclosure on page 13 of Amendment No. 1 has been revised in response to the staff's comment. See also the revised disclosure on page 86 of Amendment No. 1.

         CONDITIONS TO COMPLETION OF THE MERGER

         6. BRIEFLY CLARIFY WHICH CONDITIONS TO THE MERGER ARE WAIVEABLE. PLEASE BE AWARE THAT WE GENERALLY BELIEVE THAT RESOLICITATION IS REQUIRED WHEN COMPANIES WAIVE MATERIAL CONDITIONS TO A MERGER.

         The disclosure on page 15 of Amendment No. 1 has been revised in response to the staff's comment. Federated and May supplementally acknowledge the staff's general belief that resolicitation is required if either Federated or May waives a material condition to the merger.


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Securities and Exchange Commission
May 9, 2005
Page 4


FINANCIAL SUMMARY
COMPARATIVE PER SHARE INFORMATION

         7. PLEASE TELL US HOW YOU COMPUTED CASH DIVIDENDS DECLARED PER COMMON SHARE PRESENTED IN THE PRO FORMA COMBINED DATA PER FEDERATED COMMON SHARE COLUMN. EXPLAIN TO US HOW THE COMPUTATION COMPLIES WITH THE REQUIREMENTS OF ITEM 14(b)(10)(II) OF REGULATION 14A. PLEASE REFER TO INSTRUCTION 2(III) OF THE INSTRUCTIONS TO PARAGRAPHS (b)(8), (b)(9) AND
                  (b)(10) OF REGULATION 14A.

         Federated supplementally advises the staff that, in the merger agreement, Federated has agreed to increase its quarterly dividend to $0.25 per Federated common share upon completion of the merger. This amounts to an annual dividend of $1.00 per Federated common share. In accordance with Item 14(b)(10)(ii) of Regulation 14A, the cash dividends declared per common share of $0.31 was computed by multiplying the exchange ratio of 0.3115 times the pro forma dividends per share of Federated of $1.00. In response to the staff's comment, the computation of cash dividends declared per common share on pages 26 and 27 of Amendment No. 1 has been revised.

RISK FACTORS

CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF MAY HAVE INTERESTS AND ARRANGEMENTS. . .

         8. PLEASE IDENTIFY, TO THE EXTENT PRACTICABLE, THE DIRECTORS AND EXECUTIVE OFFICERS OF MAY THAT HAVE INTERESTS IN THE MERGER THAT MAY BE DIFFERENT FROM, OR IN ADDITION TO, THEIR INTERESTS AS STOCKHOLDERS AND THE INTERESTS OF STOCKHOLDERS GENERALLY. ALSO, STATE THAT THESE INTERESTS ARE DIFFERENT FROM THEM INSTEAD OF INDICATING THAT THEY MAY BE DIFFERENT FROM THOSE OF STOCKHOLDERS.

         The disclosure on pages 29 and 86 of Amendment No. 1 has been revised in response to the staff's comment.

UNDER CERTAIN CIRCUMSTANCES RELATING TO THE PRICE OF FEDERATED COMMON
STOCK . . .

         9. PLEASE DISCLOSE, IF TRUE, THAT THE MAY BOARD WILL NOT REQUEST UPDATED FAIRNESS OPINIONS IF THE CONSIDERATION TO BE RECEIVED WILL DIFFER AS A RESULT OF A SIGNIFICANT DECLINE IN THE VALUE OF FEDERATED COMMON STOCK.

         The disclosure on page 31 of Amendment No. 1 has been revised in response to the staff's comment.

ANTI-TAKEOVER PROVISIONS COULD DELAY, DETER OR PREVENT A CHANGE IN
CONTROL . . .


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Securities and Exchange Commission
May 9, 2005
Page 5


         10. PLEASE BRIEFLY DISCUSS THE PROVISIONS IN DELAWARE LAW AND IN FEDERATED'S CERTIFICATE OF INCORPORATION, BY-LAWS AND OTHER AGREEMENTS THAT COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF FEDERATED.

         The disclosure on page 32 of Amendment No. 1 has been revised in response to the staff's comment.

FEDERATED IS SUBJECT TO ENVIRONMENTAL PROTECTION AND HEALTH AND SAFETY
LAWS . . .

         11. PLEASE EXPAND THE DISCLOSURE TO BRIEFLY HIGHLIGHT THE ENVIRONMENTAL PROTECTION AND HEALTH LAWS TO WHICH YOU ARE SUBJECT OR ADD A REFERENCE TO MORE DETAILED DISCLOSURE IN THIS DOCUMENT.

         Federated supplementally advises the staff that it has evaluated the environmental risks to its ongoing operations and has determined that these risks are not material to an investment decision. Consequently, this risk factor has been eliminated.

FEDERATED DEPENDS UPON THE SUCCESS OF ITS ADVERTISING AND MARKETING . . .

         12. WE NOTED THAT FEDERATED SPENDS A "MEANINGFUL AMOUNT" ON ADVERTISING AND MARKETING. PLEASE QUANTIFY WHAT YOU MEAN BY "MEANINGFUL AMOUNT."

         The disclosure on page 33 of Amendment No. 1 has been revised in response to the staff's comment.

BACKGROUND OF THE MERGER

         13. PLEASE CONSIDER PROVIDING A BRIEF DESCRIPTION OF WHY MAY RETAINED TWO FINANCIAL ADVISORS TO PROVIDE FAIRNESS OPINIONS FOR THIS TRANSACTION. FOR EXAMPLE, WE NOTE THAT MORGAN STANLEY MET INDEPENDENTLY WITH GOLDMAN SACHS TO DISCUSS THE TERMS OF THE TRANSACTION AND THAT YOU DESCRIBED MORGAN STANLEY'S ROLE THROUGHOUT THE BACKGROUND SECTION, BUT THAT YOU DID NOT DISCUSS PJSC UNTIL THE DISCUSSION OF THE FEBRUARY 27, 2005 BOARD MEETING. PLEASE REVISE.

         The disclosure on page 52 of Amendment No. 1 has been revised in response to the staff's comment.

MAY'S REASONS FOR THE MERGER AND RECOMMENDATION . . .
FEDERATED'S REASONS FOR THE MERGER AND RECOMMENDATION . . .


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Securities and Exchange Commission
May 9, 2005
Page 6


         14. FOR EACH FACTOR CITED, PLEASE ENSURE THAT IT CONTAINS ADEQUATE DETAIL TO PLACE IT IN CONTEXT. IT IS IMPORTANT THAT STOCKHOLDERS UNDERSTAND WHY THE BOARDS CHOSE TO PURSUE THE MERGER. EXPAND THE FACTORS, BOTH FAVORABLE AND POTENTIALLY UNFAVORABLE, TO PROVIDE A MEANINGFUL DISCUSSION OF EACH BOARD'S CONSIDERATION OF EACH FACTOR. IN THIS REGARD, DESCRIBE IN SPECIFIC TERMS WHAT IT WAS ABOUT EACH FACTOR THAT SUPPORTS THE BOARD'S DECISION. AS EXAMPLES, CONSIDER THE FOLLOWING:

                  - DESCRIBE THE OTHER ALTERNATIVES REASONABLY AVAILABLE TO MAY AS REFERENCED ON THE TOP OF PAGE 60;

                  - MORE CLEARLY EXPLAIN HOW THE RESULTS OF THE DUE DILIGENCE SUPPORTED BOTH MAY AND FEDERATED'S DECISION;

                  - DESCRIBE HOW THE COMBINED COMPANY WILL "ENHANCE RELATIONSHIPS" WITH SUPPLIERS AND MALL OPERATORS AS REFERENCED ON PAGE 60;

                  - BRIEFLY SPECIFY THE "LIMITATIONS" REFERRED TO ON PAGE 62 THAT LIMITS MAY'S ABILITY TO SOLICIT ALTERNATIVE BUSINESS COMBINATIONS; AND

                  - DESCRIBE HOW THE HISTORICAL INFORMATION CONCERNING MAY AND FEDERATED MENTIONED ON PAGES 60 AND 64 SUPPORTS THE MERGER.

         The disclosure on pages 55 through 59 of Amendment No. 1 has been revised in response to the staff's comment.

OPINION OF MAY'S FINANCIAL ADVISORS
OPINION OF FEDERATED'S FINANCIAL ADVISOR

         15. PLEASE SUPPLEMENTALLY PROVIDE US WITH A COPY OF THE BOARD BOOKS AND ANY OTHER MATERIALS DISTRIBUTED BY THE FINANCIAL ADVISORS TO ASSIST THE BOARD IN EVALUATING THE TRANSACTION.

         In response to the staff's request, the materials distributed by Morgan Stanley and Peter J. Solomon Company to the May board of directors in its evaluation of the merger and the materials distributed by Goldman Sachs to the Federated board of directors in its evaluation of the merger are being supplementally provided to the staff under separate cover. Please note that these materials are being provided to the staff on a confidential, supplemental basis in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 418(b) under the Securities Act of 1933, as amended. In connection therewith, confidential treatment of such materials has been requested, including in connection with the Freedom of Information Act, and separate letters have been filed in connection with that request pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R.


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Securities and Exchange Commission
May 9, 2005
Page 7


Section 200.83. In addition, we are requesting that at the conclusion of the staff's review of the Form S-4 (or earlier if the staff's use is no longer necessary), the staff return these supplemental materials as specified in such letters.

         16. AS CURRENTLY DRAFTED, THE DISCUSSION OF EACH FINANCIAL ADVISOR'S OPINION DOES NOT PROVIDE A MEANINGFUL SUMMARY OF EACH OF THE ANALYSES PERFORMED. PLEASE REVISE EACH OF THE SUMMARIES SO THAT THEY ARE WRITTEN IN CLEAR, UNDERSTANDABLE LANGUAGE. AVOID UNNECESSARY FINANCIAL TERMS THAT MAKE THE DISCLOSURE VERY DIFFICULT TO UNDERSTAND. RATHER, EXPLAIN IN CLEAR, CONCISE, AND UNDERSTANDABLE LANGUAGE WHAT THE FINANCIAL ADVISOR DID AND HOW THE ANALYSIS AND CONCLUSION ARE RELEVANT TO STOCKHOLDERS AND, SPECIFICALLY, TO THE CONSIDERATION THAT THEY ARE RECEIVING IN THE MERGER. AS PART OF THE REVISIONS, PLEASE DESCRIBE THE PURPOSE OF EACH ANALYSIS AND WHY PARTICULAR MEASURES WERE CHOSEN FOR ANALYSIS. WE MAY HAVE ADDITIONAL COMMENTS BASED UPON YOUR REVISIONS.

         The disclosure on pages 61 through 86 of Amendment No. 1 has been revised in response to the staff's comment.

         17. PLEASE DISCLOSE THE DOLLAR AMOUNT OF THE FEE THAT MORGAN STANLEY WILL RECEIVE RATHER THAN DISCLOSING THAT THE FEE WILL BE A PERCENTAGE OF THE VALUE OF THE MERGER. WE NOTE FROM THE DISCLOSURE ON PAGE 14 THAT MORGAN STANLEY WILL RECEIVE THE PRINCIPAL PORTION OF THE FEE UPON COMPLETION OF THE TRANSACTION. PLEASE DISCLOSE THE AMOUNT THAT IT HAS RECEIVED TO DATE, INCLUDING THE TRIGGERING EVENT FOR PAYMENT OF THAT FEE, AND THE AMOUNT IT WILL RECEIVE UPON CONSUMMATION OF THE MERGER. ALSO, QUANTIFY THE AMOUNT OF THE COMPENSATION RECEIVED BY MORGAN STANLEY FROM MAY AND GOLDMAN SACHS FROM FEDERATED DURING THE LAST TWO YEARS. SEE ITEM 1015 OF REGULATION M-A.

         The disclosure on page 69 of Amendment No. 1 has been revised in response to the staff's comment. Federated supplementally advises the staff that, during the last two years, Goldman Sachs has received no payment of fees from Federated other than the fees paid or to be paid in connection with the proposed merger, which fees are disclosed in Amendment No. 1. As no other fees were paid to Goldman Sachs, Federated believes that no further disclosure is required.

FEDERAL INCOME TAX CONSEQUENCES TO MAY STOCKHOLDERS IF THE MERGER . . .

         18. WE NOTE YOUR USE OF THE WORD "GENERALLY" THROUGHOUT THIS SECTION. FOR INSTANCE, YOU STATE THAT "CASH RECEIVED BY A HOLDER OF MAY COMMON STOCK IN LIEU OF FRACTIONAL SHARES WILL
                  GENERALLY BE TREATED AS IF THE HOLDER RECEIVED . . . ." RATHER
                  THAN DESCRIBING THE TAX CONSEQUENCES TO MAY COMMON STOCK HOLDERS IN


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Securities and Exchange Commission
May 9, 2005
Page 8


                  GENERAL TERMS, PLEASE REVISE TO PROVIDE MORE DEFINITIVE STATEMENTS OF THE TAX CONSEQUENCES.

         The disclosure on pages 96 through 98 of Amendment No. 1 has been revised in response to the staff's comment.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         19. REVISE THE LAST PARAGRAPH TO ELIMINATE THE LANGUAGE THAT THE DISCLOSURE IS "FOR GENERAL INFORMATION PURPOSES ONLY."

         The disclosure on page 98 of Amendment No. 1 has been revised in response to the staff's comment.

THE MERGER AGREEMENT

         20. WE NOTE YOUR STATEMENT THAT "THE MERGER AGREEMENT HAS BEEN INCLUDED FOR YOUR CONVENIENCE." PLEASE PROVIDE AN ANALYSIS, ADDRESSING ITEMS 601(b)(2) AND SECTION 251(c) OF THE DGCL, SUPPORTING YOUR DETERMINATION THAT THE COMPANY IS NOT OBLIGATED TO SUPPLY A COPY OF THE MERGER AGREEMENT TO THE SHAREHOLDERS.

         Federated and May respectfully submit that they are not obligated to supply a copy of the merger agreement in the proxy statement actually mailed to stockholders under either Item 601(b)(2) of Regulation S-K or Section 251(c) of the Delaware General Corporation Law (the "DGCL"). Items 601(a) and 601(b)(2) of Regulation S-K require that the merger agreement be included as an exhibit to the registration statement on Form S-4 filed with the Commission but do not require that the merger agreement be included in the proxy statement actually mailed to stockholders. Section 251(c) of the DGCL requires that the merger agreement be submitted to the stockholders of each constituent corporation at an annual or special meeting for purposes of acting on adoption or rejection of the merger agreement. This provision requires that the stockholders have the opportunity to vote in favor or against the transaction provided for in the merger agreement. The only reference in Section 251(c) to providing a copy of the merger agreement to stockholders is a statement that the notice of the stockholders meeting "shall contain a copy of the [merger] agreement or a brief summary thereof, as the directors shall deem advisable." Accordingly, a copy of the merger agreement is not required to be supplied to stockholders as part of the proxy statement. Although not required, Federated and May have elected to include a copy of the entire merger agreement as Annex A to the joint proxy statement/prospectus for ease of reference by the stockholders.

21. WE NOTE YOUR STATEMENT IN THE FIRST BOLDED PARAGRAPH REGARDING THE MERGER AGREEMENT THAT "WE DO NOT INTEND FOR ITS TEXT TO BE A SOURCE OF FACTUAL, BUSINESS OR OPERATIONAL INFORMATION ABOUT EITHER FEDERATED OR MAY" AND YOUR


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Securities and Exchange Commission
May 9, 2005
Page 9


                  DISCLOSURE IN THE FIRST BULLET POINT ON PAGE 101. INVESTORS ARE ENTITLED TO RELY UPON DISCLOSURES IN YOUR PUBLICLY FILED DOCUMENTS, INCLUDING THE MERGER AGREEMENT. PLEASE REVISE YOUR DISCLOSURE TO ELIMINATE THE LANGUAGE INDICATING THAT STOCKHOLDERS MAY NOT RELY UPON THE TERMS AND CONDITIONS OF THE MERGER AGREEMENT.

         The first bullet point that appeared on page 101 of the Form S-4 has been deleted in response to the staff's comment (see page 99 of Amendment No.
1).

         Federated and May obviously agree with the staff that investors are entitled to rely upon disclosures in public documents. The merger agreement has been included in the joint proxy statement/prospectus to provide stockholders with the entire document containing all of the contractual terms and conditions of the acquisition transaction between May and Federated. The purpose of the revised disclosure appearing on page 99 of Amendment No. 1 is to ensure that the information reflected in the merger agreement is presented accurately and in an appropriate context. The inclusion of the merger agreement is not for the purpose of providing factual, business or operational information about either company. That information is provided elsewhere in the joint proxy statement/prospectus (including under the headings "Summary" beginning on page 6 of Amendment No. 1, "Financial Summary" beginning on page 21 of Amendment No. 1, "Comparative Per Share Information" beginning on page 26 of Amendment No. 1, "Comparative Market Value Information" on page 27 of Amendment No. 1, "Risk Factors" beginning on page 28 of Amendment No. 1, "Information about Federated" beginning on page 118 of Amendment No. 1, "Information about May" beginning on page 146 of Amendment No. 1, "Description of Federated Capital Stock" on page 179 of Amendment No. 1 and "Comparison of Rights of Stockholders" beginning on page 179 of Amendment No. 1) and in each company's periodic reports required to be filed under the Exchange Act, to which stockholders are specifically directed in the third sentence of the first bolded paragraph. Thus, the revised disclosure on page 99 of Amendment No. 1 is intended to provide stockholders with the proper context for the agreement in conjunction with the business and operational information provided elsewhere.

         Federated and May believe the inclusion of the revised disclosure on page 99 of Amendment No. 1 is consistent with recently published releases from the Commission as well as recent public statements made by representatives of the Commission regarding representations in merger agreements appearing in proxy statements. In Securities Exchange Act of 1934 Release No. 51283, March 1, 2005 (the "Titan Report"), which is a Report of Investigation relating to Titan Corporation, it is stated that "This Report highlights for issuers their responsibility to ensure that disclosures regarding material contractual provisions such as representations are not misleading. When an issuer makes a public disclosure of information - via filing a proxy statement or otherwise - the issuer is required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading ... Depending on the context


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Securities and Exchange Commission
May 9, 2005
Page 10


in which the disclosure is made ... a reasonable investor could conclude that the statements made in the representation describe the actual state of affairs and the information could be material." See also Litigation Release No. 19107, March 1, 2005; Accounting and Auditing Enforcement Release No. 2204, March 1, 2005 (making similar statements relating to Titan Corporation). It is in this context and for these reasons that Federated and May included the revised disclosure on page 99 of Amendment No. 1 so that stockholders would have a proper context and complete mix of information with which to evaluate contractual representations in the merger agreement. The revised disclosure appropriately informs stockholders that such specific information about the companies can be found elsewhere in the proxy statement and in filings incorporated by reference into the proxy statement.

         Federated and May also believe the inclusion of the revised disclosure on page 99 of Amendment No. 1 is consistent with statements we understand were made by the Director of the Division of Corporation Finance of the Commission on April 1, 2005, at a meeting of the Committee on Federal Regulation of Securities, Section of Business Law, American Bar Association. At the meeting, we understand the Director stated, in substance, that the issue raised by the Titan Report was whether a reasonable investor could conclude, based on the total mix of information, that the representations in the merger agreement between the two companies should be construed as statements of fact and that the Titan Report does not say that an investor is entitled to such a conclusion or that such representations are for the benefit of investors. In addition, in response to a statement from an attendee at such meeting who indicated that some practitioners are advising clients to include disclosure in proxy statements to warn investors that the representations in merger agreements should not be taken as statements of fact, the Director indicated he did not object if a company believes that it is right to provide such additional disclosure.

         For the reasons stated above, Federated and May respectfully submit that the revised disclosure appearing on page 99 of Amendment No. 1 is appropriate.

         22.      WE REFER TO YOUR DISCLOSURE IN THE SECOND BULLET POINT ON PAGE
                  101. YOUR GENERAL DISCLAIMER REGARDING THE ACCURACY OF THE DISCLOSURE IN THE MERGER AGREEMENT AND QUALIFICATION BY REFERENCE TO OTHER DISCLOSURE IS INAPPROPRIATE. IF SPECIFIC MATERIAL FACTS EXIST THAT CONTRADICT THE DISCLOSURE REGARDING THE REPRESENTATIONS OR WARRANTIES IN THE MERGER AGREEMENT PLEASE DISCLOSE.

         In response to the staff's comments, the second bullet point that appeared on page 101 of the Form S-4 has been deleted and additional disclosure has been provided on page 102 of Amendment No. 1 to indicate in the summary of the merger agreement that the representations are qualified by information each company has filed with the SEC (and directs readers to the SEC website) and by the disclosure letter each company delivered to the other immediately prior to signing the merger agreement. This additional disclosure is appropriate as it accurately reflects the terms of the merger agreement. Federated and May believe they have complied with


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Securities and Exchange Commission
May 9, 2005
Page 11


their disclosure obligations under the federal securities laws with respect to both the joint proxy statement/prospectus and the filings incorporated by reference into the joint proxy statement/prospectus.

         Federated and May respectfully inform the staff they understand their obligations under applicable securities laws to provide updated disclosure regarding changes in specific information about either company and will continue to fulfill these obligations.

         23. WE NOTE YOUR DISCLOSURE IN THE LAST PARAGRAPH ON PAGE 101 THAT INFORMATION CONCERNING OR QUALIFYING THE REPRESENTATIONS AND WARRANTIES SINCE THE DATE OF THE MERGER AGREEMENT MAY HAVE BEEN INCLUDED IN A FILING WITH THE SEC AFTER THE DATE OF THE MERGER AGREEMENT. TO THE EXTENT THE DISCLOSURE IN THE MERGER AGREEMENT HAS CHANGED OR IS NO LONGER ACCURATE YOU HAVE AN OBLIGATION TO REVISE YOUR PUBLIC DISCLOSURE. PLEASE REVISE AS APPROPRIATE.

         The disclosure on page 99 of Amendment No. 1 has been revised by deleting this paragraph in response to the staff's comment.

         24. PLEASE FILE AS AN EXHIBIT A LIST IDENTIFYING THE CONTENTS OF THE OMITTED CONFIDENTIAL DISCLOSURE LETTERS. SEE ITEM 601(B)(2) OF REGULATION S-K.

         A list identifying the contents of the omitted confidential disclosure letters has been included on page A-4 of Annex A to Amendment No. 1 in response to the staff's comment.

CONDITIONS TO COMPLETION OF THE MERGER

         25.      PLEASE CLARIFY WHICH CONDITIONS MAY BE WAIVED.

         The disclosure on page 115 of Amendment No. 1 has been revised in response to the staff's comment. See also the response to Comment 6.

         26. PLEASE CLARIFY WHICH CONDITIONS HAVE BEEN SATISFIED AND UPDATE THE STATUS OF OTHERS, AS APPROPRIATE.

         The disclosure on pages 113 and 114 of Amendment No. 1 has been revised in response to the staff's comment.

PRO FORMA FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF FEDERATED
GENERAL


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Securities and Exchange Commission
May 9, 2005
Page 12


         27. WE NOTE THAT PRO FORMA ADJUSTMENTS DO NOT INCLUDE AN ALLOCATION TO MERCHANDISE INVENTORIES TO REFLECT ESTIMATED SELLING PRICES LESS THE SUM OF COSTS OF DISPOSAL AND A REASONABLE PROFIT ALLOWANCE FOR THE SELLING EFFORT. PLEASE REFER TO PARAGRAPH 37(c)(1) OF SFAS 141. PLEASE TELL US WHY THE BOOK VALUE OF MAY'S MERCHANDISE INVENTORIES APPROXIMATE ESTIMATED FAIR VALUE OR REVISE YOUR PURCHASE PRICE ALLOCATION TO COMPLY WITH PARAGRAPH 37(c)(1) OF SFAS 141. IF YOU REVISE YOUR PURCHASE PRICE ALLOCATION, PLEASE TELL US HOW YOU
                  DETERMINED:

                  -        THE AMOUNT ALLOCATED TO MERCHANDISE INVENTORIES; AND

                  - THE AMOUNT OF THE RELATED ADJUSTMENT TO COST OF SALES OR TELL US WHY A PRO FORMA ADJUSTMENT TO COST OF SALES IS NOT REQUIRED AND THE BASIS FOR THAT DETERMINATION.

         Federated supplementally advises the staff that it has recorded an adjustment to merchandise inventories to reflect estimated selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort. The adjustment has been amortized, in its entirety, based on inventory turnover, in the Unaudited Pro Forma Consolidated Statement of Income for the Fiscal Year Ended January 29, 2005, in order to reflect a reasonable profit margin on acquired inventory.

         In response to the staff's comment, Federated has revised the Unaudited Pro Forma Financial Statements to include a purchase price adjustment to merchandise inventories on page 172 of Amendment No. 1.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

         28. PLEASE DISCLOSE THE POSSIBLE OUTCOMES AND POSSIBLE IMPACTS OF THE CONTINGENCIES THAT COULD CHANGE THE STRUCTURE OF THE MERGER AND THE CONSIDERATION PAYABLE TO MAY STOCKHOLDERS.

         The disclosure on page 173 of Amendment No. 1 has been revised in response to the staff's comment.

         29. PLEASE DISCLOSE IN MORE DETAIL THE BASIS OF YOUR ALLOCATION TO PROPERTY AND EQUIPMENT AND THE NATURE OF INTERNAL AND EXTERNAL ASSESSMENTS OF VALUE PERFORMED INCLUDING WHETHER THE ASSESSMENTS WERE BASED ON REPLACEMENT COST AND/OR APPRAISALS. PLEASE TELL US WHY YOUR PRELIMINARY ASSESSMENTS OF VALUE INDICATE THAT THE BOOK VALUE OF FURNITURE, FIXTURES, EQUIPMENT AND OTHER PROPERTY APPROXIMATE FAIR VALUE.

         Federated supplementally advises the staff that the purchase price was allocated to property and equipment, with the exception of recent May acquisitions, using an industry-

Securities and Exchange Commission
May 9, 2005
Page 13


specific income capitalization approach. Furniture, fixtures and equipment, which generally have short lives and relatively modest residual values, were determined to have fair values that approximated book values.

         Federated is in the process of identifying and engaging the appropriate independent resources to perform an appraisal of all tangible and intangible assets. However, such information is not currently available to be included in the Unaudited Pro Forma Financial Statements.

         In response to the staff's comment, Federated has expanded the disclosure for the basis of purchase price allocations to property and equipment on page 174 of Amendment No. 1.

         30. PLEASE DISCLOSE IN MORE DETAIL THE TRADE NAMES THAT YOU HAVE IDENTIFIED AND DETERMINED TO HAVE INDEFINITE USEFUL LIVES. PLEASE ALSO DISCLOSE IN MORE DETAIL THE BASIS OF YOUR ALLOCATION TO INTANGIBLE ASSETS. PLEASE TELL US WHY ASSIGNING INDEFINITE LIVES TO ALL IDENTIFIED TRADEMARKS IS APPROPRIATE. PLEASE ALSO TELL US WHAT CONSIDERATION YOU GAVE TO IDENTIFYING OTHER INTANGIBLE ASSETS SUCH AS FAVORABLE LEASES AND RELATIONSHIPS WITH SUPPLIERS.

         Federated supplementally advises the staff that Federated identified a certain store tradename as the only intangible asset with an indefinite life. Federated's current strategy is to rebrand the other store tradenames with a current Federated tradename. The value assigned to the tradename was estimated using relative value comparisons with prior acquisitions adjusted for anticipated geographic usage. The tradename was deemed to have an indefinite useful life because it has already been in use for decades, its value has grown during its period of historical use, and Federated has not identified any legal, regulatory, contractual, competitive, economic or other factors that would tend to limit its remaining useful life.

         Federated also identified the David's Bridal tradename as an intangible asset subject to amortization. The fair value of this tradename was based upon May's book value. Federated believes that the remainder of the amortization period selected by May continues to be the best estimate of the tradename's remaining useful life. Since David's Bridal was recently acquired by May, it was determined that the fair value of the tradename would approximate book value and that the remaining useful life of the tradename as identified by May would continue to be the best estimate of the tradename's remaining useful life. Amortization of the David's Bridal tradename is included in May's historical financial statements.

         Consideration was given to identifying other intangible assets such as favorable leases and relationships with suppliers. The fair value of operating leases was included in the estimate of the adjustment to fair value of property and equipment, as it is one of the factors included in the income capitalization approach. Based on the lack of exclusivity of May's relationships with

Securities and Exchange Commission
May 9, 2005
Page 14


its suppliers, Federated does not believe that establishing an intangible asset subject to amortization for such relationships is factually supportable at this time.

         In response to the staff's comment, the disclosure relating to the preliminary allocation to identifiable intangible assets on pages 174 and 175 of Amendment No. 1 has been expanded and revised.

         31. WE NOTE THAT YOU PLAN TO ALLOCATE $310 MILLION TO ACQUIRED TRADE NAMES WITH AN INDEFINITE USEFUL LIFE. WE FURTHER NOTE THAT MAY ACQUIRED MARSHALL FIELDS AS OF THE END OF JULY 2004 AND THAT IT VALUED THE TRADE NAMES ACQUIRED IN THAT ACQUISITION AT $419 MILLION. PLEASE EXPLAIN TO US WHY YOU BELIEVE THAT THERE HAS BEEN A DECLINE IN THE VALUE OF THE TRADE NAMES ACQUIRED IN CONJUNCTION WITH THE MARSHALL FIELDS TRANSACTION.

         Federated supplementally advises the staff that Federated has assessed all tradenames currently maintained by May and has reduced their value to reflect Federated's anticipated geographic usage of the tradenames where such usage differs significantly from May's usage. This is consistent with Federated's overall rebranding strategy.

         32. WE NOTE THAT MAY HAS APPROXIMATELY $188 MILLION (GROSS) IN AMORTIZABLE TRADE NAMES AS OF DECEMBER 31, 2004. PLEASE TELL US WHAT IS REPRESENTED BY THESE TRADE NAMES AND WHY YOU BELIEVE THAT THEY NO LONGER HAVE VALUE.

         Federated supplementally advises the staff that the May amortizable tradenames represented tradenames associated with David's Bridal and its subsidiaries. The revised amount allocated to the David's Bridal tradename is $142 million, based on its historical net book value, which is Federated's current best estimate of its fair value. This differs from the amount recognized by May for amortizable tradenames because the amount recognized by May includes tradenames that are not anticipated to have the same future utility to Federated. As previously noted, amortization of the David's Bridal tradename is included in May's historical financial statements.

         33. PLEASE TELL US THE PRO FORMA ADJUSTMENTS YOU CONSIDERED IN YOUR CALCULATION OF THE ESTIMATE OF DEFERRED INCOME TAXES IN ADJUSTMENT (B7).

         The pro forma adjustments considered in the calculation of deferred income taxes as included in (b8) (formerly (b7)) include:

        Elimination of May's historical identifiable intangible assets                                602
        Estimate of adjustment to fair value of merchandise inventories                               (93)
        Estimate of adjustment to fair value of property and equipment                               (785)
        Estimate of adjustment to fair value of identifiable intangible assets                       (430)

Securities and Exchange Commission
May 9, 2005
Page 15


        Estimate of adjustment to fair value of pension and post-retirement obligations               212
        Estimate of adjustment to fair value of assumed long-term debt                                712
                                                                                                    -----
                                                                                                      218
        Estimated combined rate                                                                        38%
                                                                                                    -----
        Estimate of deferred taxes on adjustments at combined rate of 38%                              83
                                                                                                    =====

         In response to Comment 27, the disclosure regarding the allocation of the estimated consideration on pages 173 and 174 of Amendment No. 1 has been revised.

         34. PLEASE DISCLOSE THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN THE RECOGNITION OF SIGNIFICANT GOODWILL.

         The disclosure on page 175 of Amendment No. 1 has been revised in response to the staff's comment.

FEDERATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

         35. WE NOTE IN YOUR CURRENT DISCLOSURE THAT YOU PROVIDE A SENSITIVITY ANALYSIS FOR HYPOTHETICAL CHANGES TO YOUR PURCHASE PRICE ALLOCATION TO TANGIBLE AND INTANGIBLE ASSETS. PLEASE REVISE TO PRESENT A SEPARATE SENSITIVITY ANALYSIS WITH RESPECT TO PROPERTY AND EQUIPMENT AND AMORTIZING INTANGIBLE ASSETS.

         The disclosure relating to the sensitivity analysis on page 177 of Amendment No. 1 has been revised in response to the staff's comment rather than including an additional chart with identical data.

MAY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

         36. PLEASE DISCLOSE EACH OF THE RECLASSIFICATIONS MADE TO THE HISTORICAL PRESENTATION OF MAY TO CONFORM TO THE PRESENTATION USED IN THE FEDERATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME.

         The disclosure on page 178 of Amendment No. 1 has been revised in response to the staff's comment.

WHERE YOU CAN FIND MORE INFORMATION

         37.      PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 11(a)(3) OF
                  FORM S-4.

         The disclosure on page 188 of Amendment No. 1 has been revised in response to the staff's comment.

Securities and Exchange Commission
May 9, 2005
Page 16


EXHIBITS

         38. WE ENCOURAGE YOU TO FILE ALL EXHIBITS WITH YOUR NEXT AMENDMENT OR OTHERWISE FURNISH US DRAFTS OF TAX OPINIONS. WE WILL REVIEW THE EXHIBITS BEFORE THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE, AND WE MAY HAVE ADDITIONAL COMMENTS.

         Federated supplementally advises the staff that all exhibits not filed with the Form S-4 are being filed with Amendment No. 1.

EXHIBIT 5.1

         39. WE NOTE THE LAST SENTENCE IN PARAGRAPH 7. PLEASE SPECIFY THE MATERIAL FACTS FOR WHICH COUNSEL HAS RELIED ON THE STATEMENTS AND REPRESENTATIONS OF THE OFFICERS AND OTHER REPRESENTATIVES OF FEDERATED AND OTHERS FOR VERIFICATION.

         The last sentence in paragraph 7 of the legal opinion has been deleted in response to the staff's comment.

OPINION OF PETER J. SOLOMON COMPANY L.P. (ANNEX C)

         40. WE NOTE THE LIMITATION ON RELIANCE BY STOCKHOLDERS IN THE PENULTIMATE PARAGRAPH OF THE FAIRNESS OPINION PROVIDED. BECAUSE THE LIMITATION IS INCONSISTENT WITH THE DISCLOSURES RELATING TO THE OPINION, THE LIMITATION SHOULD BE DELETED. ALTERNATIVELY, DISCLOSE THE BASIS FOR YOUR BELIEF THAT STOCKHOLDERS CANNOT RELY UPON THE OPINION TO SUPPORT ANY CLAIMS AGAINST YOU ARISING UNDER APPLICABLE STATE LAW. DESCRIBE ANY APPLICABLE STATE-LAW AUTHORITY REGARDING THE AVAILABILITY OF SUCH A POTENTIAL DEFENSE. IN THE ABSENCE OF APPLICABLE STATE-LAW AUTHORITY, DISCLOSE THAT THE AVAILABILITY OF SUCH A DEFENSE WILL BE RESOLVED BY A COURT OF COMPETENT JURISDICTION. ALSO, DISCLOSE THAT A RESOLUTION OF THE QUESTION OF THE AVAILABILITY OF SUCH A DEFENSE WILL HAVE NO EFFECT ON THE RIGHTS AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS UNDER APPLICABLE STATE LAW. FURTHER DISCLOSE THAT THE AVAILABILITY OF SUCH A STATE-LAW DEFENSE TO YOU WOULD HAVE NO EFFECT ON THE RIGHTS AND RESPONSIBILITIES OF EITHER YOU OR THE BOARD OF DIRECTORS UNDER THE FEDERAL SECURITIES LAWS.

         Peter J. Solomon Company has revised its fairness opinion appearing in Annex C to Amendment No. 1 in response to the staff's comment.

Securities and Exchange Commission
May 9, 2005
Page 17


         If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254, or in his absence Lyle Ganske at (216) 586-7264, each of Jones Day.

                                         Sincerely,



                                         /s/ Christopher J. Hewitt
                                        Christopher J. Hewitt
                                        Jones Day


cc (w/o encl.): William Thompson, Securities and Exchange Commission
                Mike Moran, Securities and Exchange Commission
                Howard Baik, Securities and Exchange Commission
                Ellie Quarles, Securities and Exchange Commission
                Dennis J. Broderick, Esq., Federated Department Stores, Inc. Lyle G. Ganske, Esq., Jones Day
                Alan E. Charlson, Esq., The May Department Stores Company
                J. Michael Schell, Esq., Skadden, Arps, Slate, Meagher &
                   Flom LLP
                Neil P. Stronski, Esq., Skadden, Arps, Slate, Meagher &
                   Flom LLP